Robinhood Ventures: CEO Series Videos

February 20, 2026

Channels: Robinhood YouTube

- Playlist on YouTube called: Meet the CEOs I Robinhood Ventures Fund I
- Playlist will include all of the videos within the series

Video 5 - Oura

- Live date: 2/20/26
- Video link: 16x9
- Title: Wearable Health Innovation: Tom Hale on Oura I Robinhood Ventures Fund I
- Description:

Private markets have been closed to everyday investors for too long. Robinhood Ventures Fund I (RVI) is changing that by expanding access to private companies at the frontiers of their industries.

In this CEO Series spotlight, Oura CEO Tom Hale shares how the company is building customer-friendly wearable health devices — most notably the Oura Ring — designed to help people better understand and optimize their health.

Learn more about one of the hardware companies represented in Robinhood Ventures Fund I, and how this partnership supports our mission to broaden access to private market innovation.

#Robinhood #RobinhoodVentures #Oura #WearableTech #PrivateMarkets

Robinhood Ventures Fund I ("RVI" or the "Fund") has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-290253) with the Securities and Exchange Commission (the "SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVI has filed with the SEC for more complete information about RVI and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVI before investing. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The speakers are not employed by or affiliated with Robinhood Markets, Inc., its subsidiaries, or RVI ("Robinhood"). Views are their own and do not necessarily reflect Robinhood. The fund is an equity investor in this portfolio company and otherwise has no relationship with this company.

An investment in the Fund is speculative and involves a high degree of risk with substantial risk of loss. See the prospectus here.

Robinhood Ventures is the investment adviser for RVI. Robinhood Ventures is the dba name for Robinhood Ventures DE, LLC ("RHV" or "Adviser"). RHV is a wholly owned subsidiary of Robinhood Markets, Inc.

RVI is a newly organized, non-diversified closed-end fund investing in a concentrated portfolio of private "Frontier Companies." This investment strategy entails limited information, illiquidity, valuation uncertainty, and risk of loss; shares and the value of the Fund's Net Assets may be volatile and shares may trade at a discount or premium, and exposures may be via illiquid private vehicles with capital calls and extra fees. The Fund may use leverage, has limited operating history, and does not anticipate that it will pay dividends on a quarterly basis or become a predictable distributor of dividends, all of which can reduce or delay returns. "Net Assets" means the total assets of the Fund minus the Fund's liabilities

A "Frontier Company" means a private company that, in the Adviser's view, is a best-in-class, growing business operating at the cutting edge of its sector or industry. A company is "best-in-class" if the Adviser believes it has one or more competitive advantages relative to other companies in its sector.

There can be no assurance that RVI's investment in the companies presented herein will be profitable. Past performance is no guarantee of future results. The portion of RVI's portfolio allocated to each company presented herein may fluctuate over time, and therefore the performance of each company may not bear materially on the performance of RVI. RVI holdings are subject to change.

Closed-end funds differ from open-end funds in that closed-end funds do not redeem their shares at the request of an investor. No shareholder has the right to require the Fund to redeem his, her or its shares. While the Fund's shares are expected to be listed on an exchange, an active public market for the shares may not develop. As a result, shareholders may not be able to liquidate their investment. Accordingly, Shareholders should consider that they may not have access to the funds they invest in the Fund for an indefinite period of time.

There is no assurance that the private companies in which the Fund invests will ever have a liquidity event.

https://bit.ly/RHVFundI-Prospectus